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JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1 212 641 5669 Direct

+1 212 698 3599 Fax

May 28, 2013

Securities and Exchange Commission

Judiciary Plaza 100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran Brown, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Mr. Brown:

Thank you for your telephonic comments regarding the registration statements on Form N-1A for the Trust with respect to db X-trackers MSCI Emerging Markets Hedged Equity Fund (“MSCI Emerging Markets Fund”), db X-trackers MSCI EAFE Hedged Equity Fund (“MSCI EAFE Fund”), db X-trackers MSCI Brazil Hedged Equity Fund (“MSCI Brazil Fund”), db X-trackers MSCI Germany Hedged Equity Fund (“MSCI Germany Fund”), db X-trackers MSCI Japan Hedged Equity Fund (“MSCI Japan Fund”) and db X-trackers Regulated Utilities Fund (“Utilities Fund” and, collectively the “Funds” and individually a “Fund”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please make changes to this filing in response to the comments provided to the Trust’s filing of December 19, 2012, as applicable.

	Response 1.	The disclosure has been revised as applicable.

Comment 2.	With respect to each currency-hedged fund, please confirm that the reference to “instruments designed to hedge the Fund’s exposure” for the applicable foreign currency in the 80% test under Rule 35d-1 refers to forward currency contracts.

	Response 2.	We do so confirm.

Comment 3.	Please confirm that the Funds’ policy to invest at least 80% of their total assets in component securities that comprise their underlying indexes complies with the terms and conditions of the exemptive relief granted by the SEC to the Trust. Please also acknowledge that you understand that it is the SEC’s position regarding Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 35d-1 thereunder, that index funds generally are expected to invest more than 80% of their assets in investments in the applicable index connoted by a Fund’s name. Please add disclosure reflecting the foregoing.

	Response 3.	We hereby confirm that the Trust’s exemptive relief expressly states that an index ETF will invest at least 80% of its total assets in component securities that comprise its underlying index. In addition, to comply with Rule 35d-1 under the 1940 Act, the Funds, except for the Utilities Fund, also have a policy to invest, under normal conditions, at least 80% of their net assets in investments connoted by the Funds’ names. We hereby acknowledge that we understand the SEC’s position that index funds generally are expected to invest more than 80% of their assets in investments in the applicable index connoted by the Fund’s name. The disclosure has been revised accordingly.

Comment 4.	Please ensure the “Principal Investment Strategies” section explicitly states that each applicable Fund will enter into forward currency contracts, to correspond to the disclosure regarding Forward Currency Contracts Risk in the “Summary of Principal Risks” section.

	Response 4.	The “Principal Investment Strategies” section for each applicable Fund clearly states that each such Fund intends to enter into forward currency contracts designed to offset the Fund’s exposure to non-U.S. currencies. Therefore, no additional disclosure is necessary.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz